Mercedes-Benz Auto Receivables Trust 2013-1
Investor Report

Collection Period Ended   31-Aug-2015

Amounts in USD

Dates

Collection Period No.	26			
Collection Period (from... to)	1-Aug-2015	31-Aug-2015		
Determination Date	11-Sep-2015			
Record Date	14-Sep-2015			
Distribution Date	15-Sep-2015			
Interest Period of the Class A-1 Notes (from... to)	17-Aug-2015	15-Sep-2015	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Aug-2015	15-Sep-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,900,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	305,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	275,500,000.00	154,305,344.06	137,251,479.19	17,053,864.87	61.901506	0.498190
Class A-4 Notes	115,000,000.00	115,000,000.00	115,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**975,000,000.00**	**269,305,344.06**	**252,251,479.19**	**17,053,864.87**		

Overcollateralization	24,950,218.09	24,998,755.45	24,998,755.45	
Adjusted Pool Balance	999,950,218.09	294,304,099.51	277,250,234.64	
Yield Supplement Overcollateralization Amount	38,846,335.94	10,921,773.09	10,225,957.16	
Pool Balance	**1,038,796,554.03**	**305,225,872.60**	**287,476,191.80**	

	Amount	Percentage
Initial Overcollateralization Amount	24,950,218.09	2.50%
Target Overcollateralization Amount	24,998,755.45	2.50%
Current Overcollateralization Amount	24,998,755.45	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.500000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.780000%	100,298.47	0.364060	17,154,163.34	62.265566
Class A-4 Notes	1.130000%	108,291.67	0.941667	108,291.67	0.941667
Total		**$208,590.14**		**$17,262,455.01**	

Mercedes-Benz Auto Receivables Trust 2013-1
Investor Report

Amounts in USD

Available Funds		Distributions	
Principal Collections	17,549,649.66	(1) Total Servicing Fee	254,354.89
Interest Collections	707,578.08	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	49,888.00	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	82,316.29	(3) Interest Distributable Amount Class A Notes	208,590.14
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	658.10	(6) Regular Principal Distributable Amount	17,053,864.87
Available Collections	**18,390,090.13**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**18,390,090.13**	(9) Excess Collections to Certificateholders	873,280.23
		Total Distribution	**18,390,090.13**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	254,354.89	254,354.89	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	208,590.14	208,590.14	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	100,298.47	100,298.47	0.00
thereof on Class A-4 Notes	108,291.67	108,291.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	208,590.14	208,590.14	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	17,053,864.87	17,053,864.87	0.00
Aggregate Principal Distributable Amount	17,053,864.87	17,053,864.87	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,499,875.55
Reserve Fund Amount - Beginning Balance	2,499,875.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	84.94
minus Net Investment Earnings	84.94
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,499,875.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	84.94
Net Investment Earnings on the Collection Account	573.16
Investment Earnings for the Collection Period	658.10

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,038,796,554.03	37,777
Pool Balance beginning of Collection Period	305.225.872.60	19.223
Principal Collections	11,252,067.63	
Principal Collections attributable to Full Pay-offs	6,297,582.03	
Principal Purchase Amounts	0.00	
Principal Gross Losses	200,031.14	
Pool Balance end of Collection Period	287,476,191.80	18,611
Pool Factor	27.67%	

	As of Cutoff Date	Current
Weighted Average APR	2.85%	2.75%
Weighted Average Number of Remaining Payments	50.26	29.08
Weighted Average Seasoning (months)	12.41	35.59

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	284,478,281.82	18,477	98.96%
31-60 Days Delinquent	2,223,898.90	101	0.77%
61-90 Days Delinquent	541,109.11	25	0.19%
91-120 Days Delinquent	232,901.97	8	0.08%
Total	287,476,191.80	18,611	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	200,031.14
Principal Net Liquidation Proceeds	49,880.44
Principal Recoveries	81,087.42
Principal Net Losses	69,063.28
Cumulative Principal Net Losses	2,983,338.45
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.287%